SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Armstrong World Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Ronald Cami

Vice President

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04247X102	13D	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04247X102	13D	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 filed on September 3, 2009, Amendment No. 2 filed on April 1, 2010, Amendment No. 3 filed on November 15, 2012, Amendment No. 4 filed on December 12, 2012, Amendment No. 5 filed on September 13, 2013 and Amendment No. 6 filed on November 13, 2013 (as so amended, the “Original Schedule 13D,” and, as further amended by this Amendment, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI” or the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Advisors VI is the general partner of Armor TPG Holdings, L.P., a Delaware limited partnership (including Armor TPG Holdings, LLC, which converted from a Delaware limited liability company into the Delaware limited partnership on October 3, 2012, “Armor”), which, following the March 2014 Offering (as defined in Item 4 below), no longer holds any shares of Issuer Common Stock.

Armor and The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust”), entered into the Shareholders’ Agreement (as defined in Item 4 below). Upon completion of the March 2014 Offering, the Shareholders’ Agreement terminated automatically in accordance with its terms, and Armor therefore no longer beneficially owns any of the shares of Issuer Common Stock directly held by the Trust.”

Item 4. Purpose of Transaction.

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following paragraph after the last paragraph under the heading “Shareholders’ Agreement”:

“Upon completion of the March 2014 Offering, the Shareholders’ Agreement terminated automatically in accordance with its terms.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the heading “November 2013 Lock-Up Agreement”:

“March 2014 Offering

On March 4, 2014, Armor and the Trust, in their capacity as selling shareholders, entered into an underwriting agreement attached hereto as Exhibit 17 (the “March 2014 Underwriting Agreement”) with the Issuer and Morgan Stanley & Co. LLC, as the sole underwriter (the “March 2014 Underwriter”), pursuant to which Armor agreed to sell 2,054,977 shares of Issuer Common Stock and the Trust agreed to sell 1,845,023 shares of Issuer Common Stock, in each case at a price of $53.80 per share (the “March 2014 Offering”). The March 2014 Offering was made pursuant to a prospectus supplement, dated March 4, 2014, to the prospectus, dated February 27, 2012, included in the Issuer’s registration statement on Form S-3 (File No. 333-179711), which was filed with the Securities and Exchange Commission on February 27, 2012. The March 2014 Offering closed on March 10, 2014.

As a result of the March 2014 Offering, the Shareholders’ Agreement terminated automatically in accordance with its terms, and the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

“References to and descriptions of the Purchase and Sale Agreement, the NDA, the Charter, the Shareholders’ Agreement, the Confirmation, the Offer to Purchase, the 2011 Master Confirmation, the Waiver Agreement, the Underwriting Agreement, the September 2013 Underwriting Agreement, the

Page 6 of 10 Pages

September 2013 Offering Lock-Up Agreement, the November 2013 Underwriting Agreement, the November 2013 Offering Lock-Up Agreement and the March 2014 Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the NDA attached hereto as Exhibit 3, the Charter attached hereto as Exhibit 4, the Shareholders’ Agreement attached hereto as Exhibit 6, the Confirmation attached hereto as Exhibit 7, the Offer to Purchase attached hereto as Exhibit 9 (including, without limitation, Sections 11 and 12 thereof), the Waiver Agreement attached hereto as Exhibit 11, the Underwriting Agreement attached hereto as Exhibit 12, the September 2013 Underwriting Agreement attached hereto as Exhibit 13, the form of September 2013 Offering Lock-Up Agreement attached hereto as Exhibit 14, the November 2013 Underwriting Agreement attached hereto as Exhibit 15, the form of November 2013 Offering Lock-Up Agreement attached hereto as Exhibit 16 and the March 2014 Underwriting Agreement attached hereto as Exhibit 17 and each is incorporated herein by this reference.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraph of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) As a result of the March 2014 Offering, the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“17.        Underwriting Agreement, dated March 4, 2014, among the Issuer, the Trust, Armor and the March 2014 Underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 10, 2014).”

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 11, 2014
TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 8 of 10 Pages

INDEX TO EXHIBITS

1.

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic

Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.

Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

3.

Non-Disclosure Agreement, dated as of July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

4.

Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

5.

Text of Press Release issued on August 11, 2009 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

6.

Shareholders’ Agreement dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

7.

Prepaid Share Forward Confirmation dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

8.

Collateral Annex dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

Page 9 of 10 Pages

9.

Offer to Purchase for Cash up to 4,435,935 Shares of Common Stock of Armstrong World Industries, Inc. at $22.31 Net Per Share by Armor TPG Holdings LLC (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.)

10.

Text of Press Release issued on September 3, 2009 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

11.

Waiver Agreement, effective as of November 5, 2012, by and between the Trust and Armor (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 6, 2012).

12.

Underwriting Agreement, dated November 7, 2012, among the Issuer, the Trust, Armor and Merrill, Lynch, Pierce, Fenner & Smith Incorporated as representative of the Underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 14, 2012).

13.

Underwriting Agreement, dated September 10, 2013, among the Issuer, the Trust, Armor and the September 2013 Underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).

14.

Form of Lock-Up Agreement, among each of the Trust, Armor and each executive officer and director listed on Exhibit B to the September 2013 Underwriting Agreement and the September 2013 Underwriter (incorporated by reference to Exhibit A of Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 13, 2013).

15.

Underwriting Agreement, dated November 6, 2013, among the Issuer, the Trust, Armor and the November 2013 Underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2013).

16.

Form of Lock-Up Agreement, among each of the Trust, Armor and each executive officer and director listed on Exhibit B to the November 2013 Underwriting Agreement and the November 2013 Underwriters (incorporated by reference to Exhibit A of Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2013).

17.	Underwriting Agreement, dated March 4, 2014, among the Issuer, the Trust, Armor and the March 2014 Underwriter (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 10, 2014).

Page 10 of 10 Pages